UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Keurig Green Mountain, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

393122106

(CUSIP Number)

Luigi Lavazza S.p.A.

Corso Novara, 59

10154 Torino, Italy

Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 13,075,333 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 13,075,333 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,075,333 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 13,075,333 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 13,075,333 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,075,333 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 13,075,333 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 13,075,333 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,075,333 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

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Preamble

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on September 10, 2012 (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc., the “Issuer”). Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 3-7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

On April 17, 2014, Lavazza completed the previously disclosed purchase, pursuant to a Common Stock Purchase Agreement (the “Preemptive Exercise SPA”), dated as of March 28, 2014, by and between the Issuer and Lavazza, which documented and implemented the exercise by Lavazza of its preemptive rights under Section 10.3 of the SPA, of 1,407,000 shares of Common Stock for a cash purchase price of $74.98 per share, for an aggregate purchase price of $105,496,860. The funds used by Lavazza to make this acquisition came from working capital of Lavazza.

Item 4. Purpose of Transaction

As previously disclosed, on February 18, 2014, Lavazza determined to exercise its preemptive rights to maintain its general percentage ownership of the outstanding Common Stock in the context of the issuance by the Issuer of 16,684,139 shares of Common Stock as part of the Private Sale on February 27, 2014 to Atlantic Industries, a company incorporated under the Cayman Islands and a wholly owned subsidiary of The Coca-Cola Company, a Delaware corporation, pursuant to a Common Stock Purchase Agreement dated as of February 5, 2014 by and between the Issuer and Atlantic Industries.

The purchase of shares by Lavazza was effected under the terms of the Preemptive Exercise SPA. The parties agreed that the shares of Common Stock purchased by Lavazza under the Preemptive Exercise SPA are to be deemed “Additional Shares” as such term is defined in the SPA. The Preemptive Exercise SPA is Exhibit 6 to this Amendment and is incorporated herein by this reference. The foregoing description of the Preemptive Exercise SPA is qualified in its entirety by reference to the full text of the Preemptive Exercise SPA.

Item 5. Interest in Securities of the Issuer

(a-b)	As of the date hereof, Lavazza directly holds, and has beneficial ownership of, 13,075,333 shares of Common Stock. As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza. The 13,075,333 shares of Common Stock so beneficially owned represent approximately 8.0% of the currently outstanding Common Stock (based on information provided by the Issuer as to the shares outstanding as of March 18, 2014, plus the shares issued to Lavazza in the transaction described herein). Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described above, Lavazza is party to the Preemptive Exercise SPA.

Item 7. Material to Be Filed as Exhibits

Exhibit 6

Common Stock Purchase Agreement, dated as of March 28, 2014, by and between Keurig Green

Mountain, Inc. and Lavazza S.p.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 31, 2014).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2014

LUIGI LAVAZZA S.p.A.

By: /s/ Antonio Baravalle
Title: Chief Executive Officer

ALBERTO LAVAZZA S.A.P.A.

By: /s/ Alberto Lavazza
Title: Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By: /s/ Giuseppe Lavazza
Title: Personally Responsible Partner

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